
03029012


orange

Rule 12g3-2(b) File No. 82/5168

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH., D.C.
181
SECTION

29 July 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson
Secretariat Executive

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Enclosures:
- Press release dated 29 July 2003 "Orange announces strong performance in first half 2003",
- Press release dated 29 July 2003, "Orange annonce une bonne performance pour le premier semestre 2003".

...onyme au capital de 4.814.566.240 € - RCS Paris 388 356 792

COPY

Rule 12g3-2(b) File No. 82/5168


orange

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Siège social
6, place d'Alleray
75505 Paris Cedex 15
France
Téléphone :+33 1 44 44 32 36/39
Facsimile :+33 1 44 44 53 41

29 July 2003

Orange S.A
Rule 12g3-2(b) File No. 82/5168

Dear Sir or Madam:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Orange S.A. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Please acknowledge receipt of this letter and its enclosures by signing the enclosed copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Anna Richardson

Anna Richardson
Secretariat Executive

Enclosures: - Press release dated 29 July 2003 "Orange announces strong performance in first half 2003",
- Press release dated 29 July 2003, "Orange annonce une bonne performance pour le premier semestre 2003".

été Anonyme au capital de 4.814.566.240 € - RCS Paris 388 356 792


orange

Paris, Londres, le 29 juillet 2003

ORANGE ANNONCE UNE BONNE PERFORMANCE POUR LE PREMIER SEMESTRE 2003

Résultat d'exploitation solide et croissance équilibrée à travers l'ensemble du groupe

- Hausse de 6,9% du chiffre d'affaires (8,6 milliards d'€) grâce à une croissance des volumes et de l'ARPU ainsi qu'une amélioration du mix client dans les marchés principaux du groupe, et à la contribution du segment Reste du Monde
- Progression de 41,8% du REAA (résultat d'exploitation avant dotations aux amortissements), qui atteint 3,3 milliards d'€ (soit une marge de 37,9% sur le chiffre d'affaires)
- Progression de 68% du résultat d'exploitation (2,1 milliards de €), soit une marge de 24.2% sur le chiffre d'affaires
- Confirmation de la croissance de l'ARPU (revenu annuel moyen par client) : hausse de 6,8% (267£) au Royaume-Uni et stabilisation en France à 376€
- Contributions importantes du segment Reste du Monde : doublement du REAA et progression de 25,6% du chiffre d'affaires. Toutes les filiales sous contrôle du Reste du Monde génèrent désormais un REAA positif
- Total de 45,6 millions de clients, soit une hausse de 1,3 millions pour le premier semestre 2003 par rapport à fin 2002
- Progression de 26,2% (978 millions d'€) des revenus non-voix

Sauf indication contraire, toutes les comparaisons évoquées dans ce communiqué de presse sont relatives aux chiffres publiés pour le premier semestre 2002.

Orange SA a annoncé aujourd'hui une bonne performance pour le premier semestre 2003, jusqu'au 30 juin. Le chiffre d'affaires total du groupe est de 8,6 milliards d'€, soit une hausse de 6,9% par rapport aux résultats de la même période l'année dernière, et une croissance du chiffre d'affaires a été enregistrée dans l'ensemble des activités internationales. Orange est en train d'établir une solide plate-forme financière et opérationnelle pour la mise en œuvre de sa stratégie annoncée en juin cette année.

A propos de ces chiffres semestriels, Sol Trujillo, PDG, a déclaré :

"Nous avons enregistré une forte amélioration de la performance et une croissance équilibrée à travers l'ensemble du groupe. Cela est vrai non seulement en France et au Royaume-Uni, où nous continuons d'être les numéros uns sur le marché grâce à la prestation de nos services, de produits et initiatives innovants, tels que Orange Pro, la campagne « Learn » et le lancement du SPV, mais aussi dans le Reste du Monde.

"Le chiffre d'affaires du groupe Orange continue d'être solide, en dépit de l'impact négatif des taux de change sur nos comptes consolidés. Orange UK a obtenu d'excellents résultats et, à un taux de change constant, aurait affiché une croissance de 9,5% de son chiffre d'affaires sur la période de six mois. Après un deuxième trimestre excellent, Orange France a enregistré une progression de 4,7% de son chiffre d'affaires. Les marges d'exploitation sont en hausse partout, et atteignent plus de 45% et 35% du chiffre d'affaires respectif en France et au Royaume-Uni. Un point important également : toutes les filiales sous contrôle du groupe ont généré pour la première fois un REAA positif, démontrant que la performance financière à travers le groupe Orange constitue un aspect primordial de la croissance.

"L'ARPU, un critère financier clé du secteur, est en hausse à la fois au niveau des revenus voix et non-voix par abonné. En France, l'ARPU s'est stabilisé à 376€, enregistrant pour la première fois une progression trimestrielle, en dépit de la réduction de 15% des tarifs de terminaison d'appels au 1er janvier 2003. Au Royaume-Uni, l'ARPU continue d'augmenter : il a progressé de 6,8% au premier semestre (267£).

"Les avantages d'un portefeuille international de filiales se reflètent dans l'importante contribution des activités du segment Reste du Monde à la performance du groupe. Durant le premier semestre 2003, plus de 90% des nouveaux abonnés provenaient de pays autres que la France et le Royaume-Uni, donnant un nombre total de 13 millions de clients dans le Reste du Monde. Orange Pays-Bas a annoncé un REAA positif pour la première fois, et le REAA d'Orange Suisse a presque quintuplé. Cela, allié à notre nouvelle stratégie réseau, devrait permettre à tous ces marchés de poursuivre leur croissance et l'amélioration de leur performance à l'avenir.

"Le programme TOP, ainsi que les initiatives stratégiques récemment annoncées, continuent d'avoir un impact positif sur les résultats d'Orange, et le groupe est bien parti pour atteindre son objectif de croissance de 5% de son chiffre d'affaires et un REAA d'au moins 6,2 milliards d'€ en 2003."

Wilfried Verstraete, Directeur Financier du Groupe, a ajouté :

"Le niveau de nos dépenses d'investissement de 926 millions d'€, en baisse de 35% par rapport au premier semestre de l'année dernière, est exceptionnel. Cela est en grande partie dû à l'achèvement du déploiement de notre réseau en Suisse et aux Pays-Bas, ainsi qu'à notre retrait de Suède. Nous sommes sur le point d'entamer un nouveau programme d'investissement afin de poursuivre notre objectif de croissance. Nos prévisions de dépenses d'investissement sont à la baisse pour l'ensemble de l'année (2,4 milliards par rapport à 2,6 milliards d'€), mais nous prévoyons tout de même des investissements de 7 à 8 milliards d'€ pour la période 2003 à 2005. Notre objectif précédent, à savoir 14 milliards d'€ de flux nets de trésorerie cumulés[15] pour la période 2003 à 2005, demeure inchangé."

Sol Trujillo a conclu :

"Nous allons continuer de concentrer nos efforts sur l'amélioration de la qualité et la réponse aux besoins de nos clients. Les résultats d'aujourd'hui montrent clairement que nous sommes sur la bonne voie, et bien placés pour mettre en œuvre nos plans d'expansion du groupe Orange. Je suis très confiant dans l'avenir de notre société, et dans notre aptitude à confirmer les résultats solides et équilibrés annoncés aujourd'hui."

Données Financières relatives à l'exploitation pour le Groupe, pour le premier semestre clos le 30 juin 2003[1][2]

1. **Chiffre d'affaires**

a) Chiffre d'affaires total

Le chiffre d'affaires total du **Groupe Orange** était de 8 615 milliards d'€, soit une augmentation de 6,9 % par rapport au chiffre d'affaires publié pour le premier semestre 2002, qui s'élevait à 8 059 milliards d'€. Sur une base pro forma incluant MobiNil et en considérant des taux de change constants, la croissance du chiffre d'affaires sous jacent était de 9.4 % par rapport aux résultats pro forma pour le premier semestre 2002.

Le chiffre d'affaires total d'**Orange France**[9] s'est accru de 4,7 % au premier semestre 2003 par rapport au premier semestre 2002 pour atteindre 3 806 millions d'€ alors que le chiffre d'affaires total d'**Orange UK** (en euros) a diminué de 0,6% par rapport aux résultats du premier semestre 2002 en raison de la dégradation du taux de change Euro/£. A un taux de change constant, le chiffre d'affaires d'Orange UK était supérieur de 9,5% par rapport aux résultats pro forma pour le premier semestre 2002. Le chiffre d'affaires total pour le **Reste du Monde** était de 2 043 millions d'€, supérieurs de 25,6% par rapport au chiffre d'affaires du premier semestre 2002 et de 19,5% par rapport aux résultats pro forma pour le premier semestre 2002 incluant MobiNil et à taux de change constant.

b) Chiffre d'affaires réseau

Le chiffre d'affaires réseau du **Groupe Orange** a augmenté de 7,5% par rapport au chiffre d'affaires réseau du premier semestre 2002. Sur une base pro forma incluant MobiNil et à taux de change constant, le chiffre d'affaires réseau a augmenté de 9,9% par rapport aux résultats pro forma du premier semestre 2002.

Le chiffre d'affaires réseau d'**Orange France** a augmenté de 5,1% pour atteindre 3 542 millions d'€ au premier semestre 2003; le chiffre d'affaires réseau[8] d'Orange UK s'est accru de 0,1% par rapport aux résultats du premier semestre 2002 pour atteindre 2 590 millions d'€. A taux de change constant, le chiffre d'affaires réseau pro forma d'Orange UK avait augmenté de 10,4% par rapport au chiffre d'affaires réseau du premier semestre 2002. Le chiffre d'affaires réseau

pour le Reste du Monde était de 1 851 millions d'€, soit une augmentation de 27,3 % par rapport aux résultats du premier semestre 2002 et 20,7 % par comparaison aux résultats pro forma du premier semestre 2002 (à des taux de change constants et en incluant MobiNil).

c) Chiffre d'affaires non voix

Le chiffre d'affaires non voix s'est accru de 26,2 % par rapport aux résultats du premier semestre 2002 pour atteindre 978 millions d'€, soit 12,3 % du chiffre d'affaires réseau du Groupe.

Au Royaume Uni, 15,4 % du chiffre d'affaires du réseau provenait des services non voix au premier semestre 2003 (13,9 % au premier semestre 2002).

En France, le chiffre d'affaires non voix[3] était de 11,0% au premier semestre 2003, en augmentation par comparaison aux 8,6% du premier semestre 2002. Les chiffres d'affaires non voix pour la Belgique, la Suisse, le Danemark et les Pays Bas étaient tous supérieurs à 10 % de leur chiffre d'affaires réseau respectif et continuent à augmenter fortement.

2. Résultat d'exploitation avant dotations aux amortissements[1][2][4]

Le résultat d'exploitation avant dotations aux amortissements du Groupe a augmenté de 41,8% par rapport aux résultats du premier semestre 2002 pour atteindre 3,3 milliards d'€, ce qui représente une marge de 37,9 % (28,6% au premier semestre 2002) sur les chiffres d'affaires totaux. Ceci reflète une très forte croissance de marge dans les marchés principaux d'Orange et une croissance de 104% du résultat d'exploitation avant dotations aux amortissements provenant des opérations du Reste du Monde.

Pour la première fois, toutes les filiales sous contrôle du Groupe Orange ont généré un résultat d'exploitation avant dotations aux amortissements positif.

Le résultat d'exploitation avant dotations aux amortissements d'**Orange France** était en hausse de 32,3 % pour atteindre 1 735 millions d'€. Ceci représentait une marge de 45,6% sur le chiffre d'affaires total du premier semestre 2003, en augmentation par rapport à la marge correspondante de 36,1% au premier semestre 2002.

Le résultat d'exploitation avant dotations aux amortissements d'**Orange UK** a augmenté de 17,9% par rapport aux résultats du premier semestre 2002 pour atteindre 1 008 millions d'€. A taux de change constant, le résultat d'exploitation avant dotations aux amortissements d'Orange UK s'est accru de 29,9% par rapport aux résultats pro forma pour le premier semestre 2002. La marge du résultat d'exploitation avant dotations aux amortissements d'Orange UK a augmenté pour passer de 29,8 % au premier semestre 2002 à 35,3 % au premier semestre 2003.

Les opérations d'Orange pour le **Reste du Monde** ont continué à croître fortement, et chacune des opérations sous contrôle du Groupe a contribué à un résultat d'exploitation avant dotations aux amortissements positif. Le résultat d'exploitation avant dotations aux amortissements pour les opérations du Reste du Monde était de 680 millions d'€ au premier semestre 2003, soit un doublement par rapport aux résultats du premier semestre 2002 et une augmentation de 73,9 % par rapport aux résultats pro forma pour le premier semestre 2002. La marge du résultat d'exploitation avant dotations aux amortissements collectif pour toutes les opérations du Reste du Monde était de 33,7 % au premier semestre 2003. Ceci se compare à une marge de 20,7 % publiée au premier semestre 2002 et à une marge pro forma de 23,1 % pour le premier semestre 2002.

Les activités en Belgique, Roumanie, Égypte et Slovaquie, ont permis de réaliser une marge de résultat d'exploitation avant dotations aux amortissements de 43,3 % sur les chiffres d'affaires totaux. Le résultat d'exploitation avant dotations aux amortissements d'Orange Suisse a plus que triplé durant cette période pour atteindre 80 millions d'€ au premier semestre 2003. Orange Pays Bas a contribué pour la première fois à un résultat d'exploitation avant dotations aux amortissements positif, avec un résultat d'exploitation avant dotations aux amortissements de 29 millions d'€, en hausse par comparaison avec une perte de 14 millions d'€ au premier semestre 2002. C'est là le résultat d'un processus réussi de restructuration et d'adoption de la marque Orange. Orange Danemark a continué à faire de forts progrès, contribuant à un résultat d'exploitation avant dotations aux amortissements positif de 14 millions d'€.

Le coût d'exploitation des fonctions support du Groupe au niveau du résultat d'exploitation avant dotations aux amortissements a diminué de 41 million d'€ par

rapport au premier semestre 2002 pour atteindre 155 millions d'€ au premier semestre 2003.

3. Résultat d'exploitation[1]

Le résultat d'exploitation du **Groupe** a augmenté de 67,6 % par rapport aux résultats du premier semestre 2002 pour atteindre 2,1 milliards d'€, ce qui représente une marge de 24,2 % sur le chiffre d'affaires total. Le résultat d'exploitation d'**Orange France** était de 1 388 millions d'€ au premier semestre 2003, une augmentation de 40,2 % par rapport au premier semestre 2002, et le résultat d'exploitation d'**Orange UK** a atteint 606 millions d'€, une augmentation de 27% par rapport aux résultats du premier semestre 2002. Le résultat d'exploitation pour toutes les opérations du **Reste du Monde** était de 263 millions d'€ par comparaison à un résultat pro forma de 15 millions d'€ au premier semestre 2002.

Le coût d'exploitation des fonctions support du Groupe au niveau du résultat d'exploitation a diminué de 29 million d'€ par rapport aux 200 millions d'€ au premier semestre 2002 pour atteindre 171 millions d'€ au premier semestre 2003.

4. Investissements (hors licences)[6]

Les investissements (hors licences) pour le Groupe ont diminué pour représenter 926 millions d'€ au cours de la première moitié de l'année (résultats de 1 433 millions d'€ pour le premier semestre 2002 et résultats pro forma de 1 392 millions d'€).

En France, les investissements ont baissé de 10 % par rapport au premier semestre 2002, pour atteindre 291 millions d'€, alors qu'au Royaume Uni, les investissements ont baissé de 30% et étaient de 361 millions d'€ par rapport aux résultats pro forma du premier semestre 2002. Dans le Reste du Monde, les investissements étaient de 274 millions d'€ (résultats de 540 millions d'€ pour le premier semestre 2002 et résultats pro forma de 553 millions d'€), en raison principalement de la finalisation des projets de déploiement du réseau en Suisse et aux Pays-Bas, ainsi que de l'arrêt de l'activité en Suède.

5. Revenu moyen annuel par client ("ARPU")[7]

Les tendances positives observées précédemment au niveau des revenus moyens par client se sont poursuivies, avec une croissance du revenu par client à la fois voix et non voix.

Pour la toute première fois, l'ARPU d'**Orange France** s'est stabilisé à 376€ au premier semestre 2003 contre 375€ au premier trimestre 2003 (sur une base annuelle glissante), ce qui suggère que la baisse de l'ARPU est en retrait, et ce en dépit d'une diminution des tarifs de terminaison d'appels de 15 % le 1er janvier 2003 . La stabilisation de l'ARPU a été réalisée grâce à la conjonction d'une augmentation du volume d'utilisation, qui a partiellement compensé le déclin des tarifs, et l'accent mis sur la qualité du mix client (voir paragraphe 6 pour plus de détails). L'ARPU des clients contrats pour la France était de 548€ pour les douze mois qui se sont achevés fin juin 2003 (573€ au premier semestre 2002) et l'ARPU des clients prépayés était de 163€ (166€ au premier semestre 2002). En outre, le chiffre d'affaires d'Orange France provenant des services non voix[3] a participé pour 11 % du chiffre d'affaires réseau au premier semestre 2003. L'ARPU provenant uniquement des services voix était de 338€ pour les douze mois qui se sont achevés en juin 2003, soit une baisse de 4% par rapport au premier semestre 2002.

L'ARPU moyen d'**Orange UK**[8] a augmenté de 6,8 % au premier semestre 2002 pour atteindre 267£. Au sein de cette augmentation, l'ARPU des clients contrats[8] a augmenté de 3,8 % par rapport au premier semestre 2002, pour atteindre 568£, alors que l'ARPU des clients prépayés a augmenté de 3,3 % pour atteindre 126£. Pendant les six mois qui se sont achevés en juin 2003, le chiffre d'affaires des services non voix d'Orange UK a participé pour 15,4 % au chiffre d'affaires réseau pour le Royaume Uni, contre 13,9 % pour le premier semestre 2002. Pour les douze mois qui se sont achevés fin juin 2003, le revenu voix moyen par client étaient de 227£, soit une augmentation de 4,6 % par rapport aux douze mois qui se sont achevés fin juin 2002.

6. Clients[1][2][10]

Le Groupe Orange a augmenté sa base totale de clients sous contrôle de 1,3 millions au premier semestre 2003 pour atteindre 45,6 millions au 30 juin 2003, 10,2 % de plus par rapport au chiffre de 41,4 millions de clients fin juin 2002, et 6,3% au-dessus de la base pro forma de 42,9 millions à la fin du premier

semestre 2002. Le Reste du Monde a constitué 92% de la croissance de la base clients au cours du premier semestre de cette année.

Orange France[9][10] a ajouté 152k nouveaux clients nets au premier semestre 2003, ce qui a amené leur base de clients enregistrés à 19,4 millions, parmi lesquels 18,9 millions (97,4 %) sont actifs selon la définition de l'"Autorité de Régulation des Télécommunications" ("ART"). Dans cette croissance du premier semestre était pris en compte 280k nouveaux clients nets sous contrat, et une réduction de 128k des clients prépayés alors que les taux d'inactivité augmentaient.

Orange France a ainsi amélioré le mix clients avec 11 millions de clients contrat enregistrés au 30 juin, 57% de la base totale (54% à la fin du premier semestre 2002) et 8,4 millions de clients prépayés.

Orange UK a connu une réduction de sa base de clients de 54k au premier semestre 2003, avec une base de clients active de 13,3 millions à la fin juin. Comme pour Orange France, on a assisté à un recentrage réussi sur la qualité du mix clients, avec une croissance nette de 60k sur les tarifs contrats et une réduction de 114k sur les formules prépayées.

La base de clients contrats du Royaume Uni a terminé le premier semestre à 4,3 millions, soit 32% de la base totale (par rapport à 31% à la fin du premier semestre 2002), avec 9 millions de clients prépayés.

Les opérations d'**Orange** pour le **Reste du Monde** reflètent une forte croissance sous jacente en ce qui concerne les nouveaux clients. Les opérations combinées du Reste du Monde ont ajouté un total de 1,5 million nouveaux clients nets au cours des douze mois précédant la fin juin 2003, une augmentation de 13,3 % sur les résultats pro forma du deuxième semestre 2002 (devant inclure MobiNil). Cela porte la base de clients pour le Reste du Monde à 13 millions à fin juin cette année.

7. Programme TOP – « Total Operating Performance »

Orange est sur la bonne voie pour réaliser ses objectifs de 14 milliards d'€ de flux nets de trésorerie cumulés[15] sur la période 2003-2005. Durant la première moitié de cette année, les initiatives de restructuration du programme TOP ont

tenu leurs promesses, en avance même sur ce qui était prévu, et ont déjà contribué à des augmentations significatives des flux nets de trésorerie.

En ce qui concerne l'infrastructure informatique, Orange a effectué une évaluation complète du matériel et des logiciels existants et des coûts de développement de logiciels. Des gains rapides ont ainsi pu être identifiés sur approximativement 500 projets, portant le total des économies potentielles à environ 150 millions d'€ pour 2003.

Toutes les opérations d'Orange ont mis en œuvre des systèmes en vue de réduire le nombre de jours d'attente des créances clients d'au moins cinq jours. Cela seul devrait libérer des économies d'environ 200 millions d'€ en 2003.

En ce qui concerne les coûts des fonctions support du Groupe, Orange avait fin juin économisé 15 millions d'€, alors que d'autres économies devraient être enregistrées au deuxième semestre 2003.

8. Stratégie et perspectives

En juin, Orange a dévoilé sa nouvelle stratégie pour le Groupe : il s'agit de construire la croissance financière du Groupe à travers une meilleure connaissance de la clientèle et une segmentation fondée sur ses besoins du client, en capitalisant sur l'intelligence du réseau, en développant des alliances industrielles clés, et en mettant en place une structure nouvelle pour le Groupe, et ce afin d'utiliser pleinement ce qui fait la force d'Orange et de fournir des services homogènes aux clients du groupe dans le monde entier.

La nouvelle équipe de direction a achevé la nouvelle structure du Groupe au deuxième trimestre 2003, ce qui a permis au groupe de travailler plus efficacement et de fonctionner comme une exploitation unique.

Cela a permis à Orange de renforcer et d'accroître son activité, et de bénéficier pleinement des avantages que procurent la taille et la dimension internationale du Groupe, tout en se concentrant véritablement sur ses clients.

Aujourd'hui, Orange renouvelle ses lignes directrices pour l'intégralité de l'année 2003 :

- Le chiffre d'affaires est sur la bonne voie pour réaliser l'objectif d'une croissance de 5 % en 2003 par rapport au chiffre d'affaires publié l'an dernier.
- Il est prévu que le résultat d'exploitation avant dotations aux amortissements du Groupe pour le deuxième semestre 2003 soit inférieur à celui du premier semestre 2003, compte tenu du caractère saisonnier du deuxième semestre lié à l'augmentation du taux d'investissement dans la clientèle. Il est néanmoins prévu que le résultat d'exploitation avant dotations aux amortissements du Groupe pour le deuxième semestre 2003 soit au moins égal à 6,2 millions d'€.
- En dépit de l'accélération attendue au second semestre 2003, les orientations en matière de dépenses d'investissements ont été revues à la baisse passant de 2,6 millions d'€ à 2,4 millions d'€, principalement en raison de dépenses qui ont été différées. Néanmoins, la totalité des dépenses d'investissements au sein du Groupe devraient représenter un montant compris entre 7 et 8 millions d'€ pour la période 2003-2005.

Pour plus de renseignements, veuillez contacter:

Relations Investisseurs Orange	+ 44 (0) 20 7984 1710
Service de Presse Orange	+ 44 (0) 20 7984 2000
Service de Presse France Telecom	+ 33 (0)1 44 44 93 93

Résumé des données pour les semestres clos le 30 juin 2003 et 2002

	Semestre clos le 30 juin (millions d'€)		
	2003	**2002[(1)]** Résultats	**2002[(1)(2)]** Pro forma (incluant MobiNil) et à taux de change constant
Chiffre d'affaires	(non audités)	(non audités)	(non audités)
Orange France	3 806	3 636	3 636
Orange UK	2 852	2 870	2 604
Reste du Monde	2 043	1 626	1 710
Opérations intra-groupe	(86)	(73)	(73)
Total	**8 615**	**8 059**	**7 877**

Note: le chiffre d'affaire total de MobiNil est consolidé proportionnellement (71.25%) dans le chiffre d'affaires du Reste du Monde (et par conséquent dans celui du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002.

	Semestre clos le 30 juin (millions d'€)		
	2003	**2002[(1)]** Résultats	**2002[(1)(2)]** Pro forma (incluant MobiNil) et à taux de change constant
Chiffres d'affaires réseau	(non audités)	(non audités)	(non audités)
Orange France	3 542	3 371	3 371
Orange UK	2 590	2 587	2 347
Reste du Monde	1 851	1 454	1 534
Opérations intra-groupe	(57)	(41)	(41)
Total	**7 926**	**7 371**	**7 211**

Note: le chiffre d'affaire réseau de MobiNil est proportionnellement consolidé (71.25%) dans le chiffre d'affaires réseau du Reste du Monde (et par conséquent dans celui du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002.

	Chiffres au 30 juin (millions d'€)		
	2003	**2002[(1)]** Résultats	**2002[(1)(2)]** Pro forma (incluant MobiNil) et à taux de change constant
Résultat d'exploitation avant dotations aux amortissements	(non audités)	(non audités)	(non audités)
Orange France	1 735	1 311	1 311
Orange UK	1 008	855	776
Reste du Monde	680	334	391
Fonctions supports Groupe	(155)	(196)	(190)
Total	**3 268**	**2 304**	**2 288**

Note: Le résultat d'exploitation avant dotations aux amortissements de MobiNil est consolidé proportionnellement (71.25%) dans le résultat d'exploitation avant dotations aux amortissements du Reste du Monde (et par conséquent dans celui du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002.

	Semestre clos le 30 juin (millions d'€)		
	2003	**2002**[1] Résultats	**2002**[1][2] Pro forma (incluant MobiNil) et à taux de change constant
Résultat d'exploitation	(non audités)	(non audités)	(non audités)
Orange France	1 388	990	990
Orange UK	606	477	432
Reste du Monde	263	(22)	15
Fonctions supports Groupe	(171)	(200)	(192)
Total	**2 086**	**1 245**	**1 245**

Note: : Le résultat d'exploitation de MobiNil est consolidé proportionnellement (71.25%) dans le résultat d'exploitation du Reste du Monde (et par conséquent dans celui du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002

	Semestre clos le 30 juin (millions d'€)		
	2003	**2002**[1] Résultats	**2002**[1][2] Pro forma (incluant MobiNil) et à taux de change constant
Investissements (hors licences)	(non audités)	(non audités)	(non audités)
Orange France	291	325	325
Orange UK	361	568	514
Reste du Monde	274	540	553
Total	**926**	**1 433**	**1 392**

Note: Les investissements de MobiNil sont consolidés proportionnellement (71.25%) dans les investissements du Reste du Monde (et par conséquent dans ceux du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002

	Semestre clos le 30 juin (en milliers)		
	2003	**2002** Résultats	**2002**[1][2] pro forma incluant MobiNil
Base clients	(non audités)	(non audités)	(non audités)
Orange France	19 368	18 625	18 625
Orange UK	13 258	12 802	12 802
Reste du Monde	12 994	9 971	11 473
Total	**45 620**	**41 398**	**42 900**

Note: Le nombre de clients de MobiNil est consolidé proportionnellement (71.25%) dans le nombre de clients du Reste du Monde (et par conséquent dans ceux du Groupe Orange) pour le premier semestre 2003, et sur une base pro forma pour le premier semestre 2002.

Résumé des informations pour les semestres clos le 30 juin 2003 et 2002

Les indicateurs commerciaux clés pour la France, le Royaume Uni et nos autres filiales principales sont indiqués ci-dessous. Les chiffres du revenu moyen annuel par client ("ARPU") sont exprimés sur la base d'une moyenne glissante de 12 mois[7].

	Semestre clos le 30 juin	
	2003	*2002* pro forma et à taux de change constants (non audités)
	(non audités)	
France[9]		
Clients (en milliers) (fin de période)[10]	19 368	18 625
Contrat	10 963	9 977
Prépayé	8 405	8 648
Chiffres d'affaires réseau (en millions d'€)	3 542	3 371
Vente de terminaux et autres revenus (en millions d'€)	264	265
Total chiffre d'affaires (en millions d'€)	3 806	3 636
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	1 735	1 311
Résultat d'exploitation (en millions d'€)	1 388	990
Investissements (hors licence) (€)[6]	291	325
Revenu moyen annuel par client (€)[7]	376	382
Contrat	548	573
Prépayé	163	166
Royaume Uni		
Clients (en milliers) (fin de période)..	13 258	12 802
Contrat	4 298	3 972
Prépayé	8 960	8 830
Chiffres d'affaires réseau (en millions d'€)	2 590	2 347
Vente de terminaux et autres revenus (en millions d'€)	262	257
Total chiffre d'affaires (en millions d'€)	2 852	2 604
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	1 008	776
Résultat d'exploitation (en millions d'€)	606	432
Investissements (hors licence) (€)	361	514
Revenu moyen annuel par client (£)[8]	267	250
Contrat	568	547
Prépayé	126	122

Résumé des informations pour les semestres clos le 30 juin 2003 et 2002

	Semestre clos le 30 juin	
	2003[1]	*2002*[1][2]
		Pro forma incluant MobiNil et à taux de change constants
Données pour segment Reste du Monde	(non audités)	(non audités)[16]
Belgique – Mobistar		
Clients (en milliers) (fin de période) [11]	2 418	2 611
Chiffres d'affaires (en millions d'€)	547	478
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	204	143
Revenu moyen annuel par client (€)	409	393
Investissements[6] (en millions d'€)	53	81
Danemark – Orange		
Clients (en milliers) (fin de période)[12]	546	585
Chiffres d'affaires (en millions d'€)	127	109
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	14	2
Revenu moyen annuel par client (€)	370	290
Investissements[6] (en millions d'€)	19	37
Egypte – MobiNil (71.25%)		
Clients[1][2] (en milliers) (fin de période)	1 826	1 502
Chiffres d'affaires[1][2] (en millions d'€)	177	141
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)[1][2]	92	73
Revenu moyen annuel par client (€)	232	277
Investissements[1][2][6] (en millions d'€)	20	29
Pays Bas – Orange		
Clients (en milliers) (fin de période)	1 057	1 146
Chiffres d'affaires (en millions d'€)	219	191
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	27	(14)
Revenu moyen annuel par client (€)	379	297
Investissements[6] (en millions d'€)	22	64
Roumanie – Orange		
Clients (en milliers) (fin de période)	2 590	1 857
Chiffres d'affaires (en millions d'€)	206	154
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	108	73
Revenu moyen annuel par client (€)	177	239
Investissements[6] (en millions d'€)	32	30
Slovaquie – Orange		
Clients (en milliers) (fin de période)	1 852	1 536
Chiffres d'affaires (en millions d'€)	185	151
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	79	58
Revenu moyen annuel par client (€)	196	211
Investissements[6] (en millions d'€)	18	38

	Semestre clos le 30 juin	
	2003[1]	2002[1][2]
Données pour segment Reste du Monde	(non audités)	Pro forma incluant MobiNil et à taux de change constants (non audités)[16]
Suisse – Orange		
Clients (en milliers) (fin de période)[13]	1 003	988
Revenus totaux (en millions d'€)	384	318
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	80	22
Revenu moyen annuel par client (€)	710	666
Investissements[6] (en millions d'€)	49	161
Autre Reste du Monde		
Clients (en milliers) (fin de période) [14]	1 702	1 248
Chiffres d'affaires (en millions d'€)	198	168
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	74	34
Investissements[6] (en millions d'€)	61	113
Total Reste du Monde		
Clients (en milliers) (fin de période)[14]	12 994	11 473
Chiffres d'affaires (en millions d'€)[17]	2 043	1 710
Résultat d'exploitation avant dotations aux amortissements (en millions d'€)	680	391
Résultat d'exploitation (en millions d'€)	263	15
Investissements[6] (en millions d'€)[18]	274	553

Notes

(1) Base de préparation :

Effectif depuis le 1er juillet 2002, 71.25% des données financières et opérationnelles de MobiNil sont consolidées proportionnellement avec celles du Reste du Monde et du Groupe Orange.

(2) Informations pro forma :

Afin de permettre une comparaison pertinente de notre croissance pour le premier semestre 2003, les données financières et opérationnelles pro forma pour le premier semestre 2002 sont indiquées comme suit :

- MobiNil a été pris en compte dans le segment Reste du Monde et le Groupe Orange sur la période du 1er janvier 2002 au 30 juin 2002; et

- Les données financières du premier semestre 2002 ont été retraitées en utilisant des taux de change constants (c'est-à-dire en utilisant les mêmes taux de change que pour le premier semestre 2003) afin d'exclure l'impact des fluctuation de taux de change sur les performances sous jacentes.

(3) Les chiffres d'affaires non voix ne proviennent pas directement des chiffres d'Orange France. Ils sont calculés en multipliant : le nombre de minutes, "bytes" ou "SMS" pour les services non voix fournis par le réseau d'Orange France (une telle information quantitative est disponible pour chaque catégorie de services non voix délivrés par Orange); par le prix moyen estimé par minute, par "byte" ou par "SMS" déterminé par Orange France pour chaque catégorie de service non voix.

(4) Le résultat d'exploitation avant dotations aux amortissements ('REAA') est présenté conformément à l'usage dans le secteur de l'industrie de télécommunications. Le REAA est présenté uniquement afin d'améliorer la compréhension des résultats de l'activité du groupe. Cependant, le REAA ne saurait être considéré comme un indicateur d'activité équivalent au résultat opérationnel ou au résultat de l'exercice. De même, le REAA ne

saurait être considéré comme un indicateur équivalent aux cash flows générés par les divisions opérationnelles du groupe. Le REAA n'a pas pour objet d'apporter une visibilité sur des résultats futurs.

(5) Marge opérationnelle = résultat d'exploitation avant dotations aux amortissements en pourcentage du chiffres d'affaires (publiée auparavant en pourcentage du chiffre d'affaires réseau)

(6) Les investissements sont présentés comme les actifs corporels et incorporels immobilisés (hors contrats de location-financement) hors licences UMTS et GSM.

(7) Le revenu annuel moyen par client ('ARPU') est calculé en divisant le chiffre d'affaires réseau (comprenant le trafic sortant, le trafic entrant, les frais d'accès au réseau, le roaming visiteurs et les services à valeur ajoutée) pour les 12 mois précédents par la moyenne pondérée du nombre de clients pendant la même période. La moyenne pondérée du nombre de clients pendant une période est la moyenne des moyennes mensuelles du nombre de clients pour la période. La moyenne mensuelle est la moyenne arithmétique du nombre de clients en début et en fin de mois divisée par deux. L'ARPU est exprimé comme un chiffre d'affaires annuel par client. Orange France (métropolitaine) ne perçoit actuellement pas de revenus des autres opérateurs mobiles français pour les appels passés à partir de leurs réseaux et qui aboutissent sur le réseau (métropolitain) d'Orange France, comme cela est le cas dans d'autres marchés, notamment au Royaume-Uni. Par conséquent, les ARPU en France et au Royaume-Uni ne sont pas directement comparables.

(8) Avant le 1er octobre 2002, les revenus des appels entrants dus à des clients ayant quitté Orange UK pour l'un des autres réseaux au Royaume-Uni, tout en conservant leurs numéros Orange (portabilité du numéro de mobile ou « MNP »), ont été inclus dans le calcul de l'ARPU global et de l'ARPU des clients contrat d'Orange UK. A partir du 1er octobre 2002, ces revenus ont été exclus du chiffre d'affaires réseau d'Orange UK et par conséquent, de l'ARPU global et de l'ARPU des clients contrat.

(9) Orange France inclut la France métropolitaine, Orange Caraïbe et Orange Réunion. Au premier semestre 2003, Orange Caraïbe incluait 2 000 clients pour St Pierre et Miquelon qui n'ont pas été reportés précédemment.

(10) Orange publie les clients actifs hormis pour la France et la Roumanie pour lesquelles est publiée la totalité des clients enregistrés.

(11) Le nombre de clients de Mobistar publié par Orange diffère de celui rapporté par Mobistar pour les raisons suivantes :

A la fin du premier semestre 2002, le nombre de clients publiés par Mobistar comprenait un certain nombre de clients prépayés inactifs et de clients contrat suspendus pour retard de paiement. La base de clientèle de Mobistar au premier semestre 2003 exclut les clients prépayés inactifs et les clients contrat suspendus. A périmètre comparable, en excluant les clients prépayés inactifs et les clients contrat suspendus, la clientèle de Mobistar pour le premier semestre 2002 aurait compté 2 170 000 clients et aurait augmentée de 11,4%.

(12) Orange Danemark a publié le nombre de ses clients en ne comptant que les clients actifs pour la première fois fin 2002. La base de clientèle d'Orange Danemark au premier semestre 2002 est estimée à 504 000 clients et aurait augmentée d'une année à l'autre de 8,4%, à périmètre comparable.

(13) Orange Suisse a publié le nombre de ses clients en ne comptant que les clients actifs pour la première fois fin 2002. La base de clientèle d'Orange Suisse au premier semestre 2002 est estimée à 875 000 clients et aurait augmentée d'une année à l'autre de 14,6%, à périmètre comparable.

(14) Comprend tous les clients de toutes les filiales majoritaires ayant des activités de télécommunications mobiles, en dehors de la France et du Royaume-Uni, à l'exclusion des clients des entités dans lesquelles le groupe ne détient que des intérêts minoritaires, telle que TA Orange, ni les clients des filiales de fourniture de services du groupe.

(15) Le flux net de trésorerie généré par l'activité, net du flux net de trésorerie affecté aux opérations d'investissements est le résultat d'exploitation avant dotations aux amortissements diminué des investissements (excluant les licences).

(16) Les données pour le segment Reste du Monde autres que le revenu moyen annuel par client, lequel est donné à des taux de change publiés, incluent l'impact des fluctuations des taux de change.

(17) Le chiffre d'affaires du segment Reste du Monde pour le premier semestre 2003 inclut 27 millions d'€ compte tenu des fonctions supports groupe (16 millions d'€ publiés pour le premier semestre 2002, 15 millions d'€ pro forma pour le premier semestre 2002)

(18) Les investissements du segment Reste du Monde (hors licence) pour le premier semestre 2003 incluent 27 millions d'€ compte tenu des fonctions supports groupe (publiés pour le premier semestre 2002 et 22 millions d'€ pro forma).

Ce communiqué de presse contient des "déclarations prévisionnelles" sur Orange. Ces déclarations ne constituent pas des faits historiques et incluent des expressions concernant la confiance, les stratégies et les attentes de la Direction portant sur les programmes, technologies et conditions de marché nouveaux et existants. Bien qu'Orange estime que ses attentes sont basées sur des suppositions raisonnables, ces déclarations prévisionnelles sont soumises à de nombreux risques et incertitudes. Ces déclarations ne doivent pas être considérées comme une représentation que des évènements anticipés se produiront ou que les objectifs attendus seront réalisés. Des facteurs importants qui pourraient faire différer de manière sensible les performances ou résultats réels des résultats anticipés dans ces déclarations prévisionnelles incluent, entre autres choses, le succès de l'annonce de son programme de revue stratégique (TOP), d'autres initiatives stratégiques, financières et d'exploitation d'Orange, des changements des marchés économique, d'affaires et compétitifs, les risques et incertitudes accompagnant les opérations internationales, les tendances technologiques, les niveaux d'utilisation des télécommunications sans fil, l'effet et le résultat des attributions de licences, du déploiement et des performances de l'UMTS, la fluctuation des taux de change et les facteurs régulateurs du marché. Les déclarations prévisionnelles dans ce communiqué de presse ne sont valides que jusqu'à la date de ce document et Orange n'entreprend pas de mettre à jour l'une quelconque de ces déclarations prévisionnelles pour refléter des évènements ou des circonstances après la date du présent document ou pour refléter la survenue d'évènements non anticipés.

Ce communiqué de presse ne constitue pas une offre de vente de titres ou une offre d'achat de titres, et il ne devra pas y avoir non plus d'offre ou de vente de titres dans aucune juridiction dans laquelle une telle offre ou vente serait illégale avant enregistrement ou qualification selon les lois relatives aux titres pour cette juridiction.

ORANGE ANNOUNCES STRONG PERFORMANCE IN FIRST HALF 2003

Solid operating results and balanced growth across the entire group

- Total revenues up 6.9% to €8.6 billion due to increased usage driving ARPU and changes in the customer mix in the main markets, and Rest of World Operations
- Operating Income Before Depreciation and Amortisation grows 41.8% to €3.3 billion representing a 37.9% margin on total revenues
- Operating Income increased 68% to €2.1 billion, representing a margin on total revenues of 24.2%
- Positive ARPU growth confirmed with an increase of 6.8% to £267 in the UK and stabilisation in France at €376
- Significant contributions from Rest of World leading to a doubling of Operating Income Before Depreciation and Amortisation and generating 25.6% total revenue growth. All the controlled Rest of World subsidiaries are now generating a positive Operating Income Before Depreciation and Amortisation.
- World-wide customer base up 1.3 million to 45.6 million in first half 2003 from year-end 2002
- Non-voice revenues grow 26.2% to €978 million

All comparisons throughout this press release are with reported H1 2002 numbers – unless otherwise stated.

London/Paris, 29 July 2003. Orange SA today announced strong operating results for the first half year to June 30, 2003. Reporting total revenues of €8.6 billion up 6.9% against that reported in the same period last year and revenue growth across all its international businesses, Orange is establishing a sound financial and operating platform upon which to execute its strategy announced in June.

Commenting on these half-year figures, Sol Trujillo, Chief Executive Officer, said,

"We have witnessed significant performance improvements and balanced growth across the entire group. This is evidenced not only in France and the United Kingdom - where we have continued to maintain market leadership through the delivery of innovative services, products and initiatives such as Orange Pro, the Learn campaign and the SPV launch - but also throughout the Rest of World.

"Orange group revenues have remained strong notwithstanding the detrimental effects of foreign exchange rates on our consolidated accounts. Orange UK performed strongly and at a constant exchange rate would have achieved 9.5% total revenue growth in the six month period. After an impressive second quarter Orange France recorded 4.7% total revenue growth. Operating margins have improved across the board, with France and the UK recording over 45% and 35% as a percentage of total revenues respectively. Significantly, for the first time, all group controlled businesses delivered positive Operating Income Before Depreciation and Amortisation, demonstrating that financial performance across the Orange footprint is a key driver for growth.

"ARPU, a key industry metric, has improved with growth in both voice and non-voice revenues per user. In France, ARPU has stabilised at €376, registering a first ever quarterly increase despite the 15% reduction in termination rates of 1 January 2003. In the UK, ARPU continues to grow, increasing 6.8% to £267.

"The benefits of an international portfolio of businesses are reflected in the Rest of World operations contributing measurably to the group's performance. Over 90% of customer growth in H1 2003 has been generated outside of France and the UK bringing the total number of Rest of World customers to 13 million. Orange Netherlands has produced positive Operating Income Before Depreciation and Amortisation for the first time and Orange Switzerland's Operating Income Before Depreciation and Amortisation has increased almost four-fold. Together with our stated footprint strategy, we expect all these markets to offer continued growth and performance improvement in the future.

"TOP, together with recently announced strategic initiatives, continues to impact positively on Orange's figures and the company is on track to meet its guidance of 5% revenue growth and at least €6.2 billion in Operating Income Before Depreciation and Amortisation in 2003."

Chief Financial Officer, Wilfried Verstraete added,

"Our capital expenditure of €926 million representing a 35% reduction relative to the first half of last year, is exceptional. It is largely due to the completion of our network roll-out in Switzerland and the Netherlands and our withdrawal from Sweden. We are now about to enter a new investment programme to continue building our platform for growth. We are lowering our capital expenditure guidance for the full year to €2.4 billion (vs €2.6 billion), but continue to expect investments of €7 to €8 billion for 2003 to 2005. Our previous target of €14 billion in cumulative operating free cash flow[15] from 2003 to 2005 remains unchanged."

Sol Trujillo concluded,

"We remain committed to quality growth and maintaining our focus on customer needs. Today's results clearly demonstrate that we are on the right track and well positioned to drive forward our plans to develop the Orange business. I have great confidence in the future for the organisation and our ability to build on the solid and consistent performance that we announced today. "

"The future's bright, the future's Orange"

London and Paris, 29 July 2003:

Group operating and selected financial data for the six months ended 30 June 2003[1][2]

1. Revenues

a) Total Revenues

Orange Group total revenues were €8,615 million, a 6.9% increase over H1 2002 reported revenues of €8,059 million. On a pro forma basis to include MobiNil and assuming constant exchange rates, underlying revenue growth was 9.4% over pro forma H1 2002.

Orange France's[9] total revenues grew 4.7% in H1 2003 over H1 2002 to €3,806 million while **Orange UK's** total revenues (in Euros) decreased by 0.6% over reported H1 2002 due to the degradation of the Euro/£ exchange rate. At a constant exchange rate, Orange UK revenues were up 9.5% on pro forma H1 2002. **Rest of World's** total revenues were €2,043 million, up 25.6% on reported H1 2002 and 19.5% over pro forma H1 2002 to include MobiNil and at constant exchange rates.

b) Recurring Network Revenues

Orange Group recurring network revenues increased 7.5% over reported H1 2002. On a pro forma basis to include MobiNil and at constant exchange rates, recurring network revenues grew 9.9% over pro forma H1 2002.

Orange France recurring network revenues grew 5.1% to €3,542 million in H1 2003; **Orange UK** recurring network revenues[8] (in Euros) grew 0.1% over reported H1 2002 to €2,590 million. At a constant exchange rate, Orange UK recurring network revenues were up 10.4% over pro forma H1 2002 network revenues. **Rest of World** recurring network revenues were €1,851 million, up 27.3% on reported H1 2002 and 20.7% compared to pro forma H1 2002 (at constant exchange rates and including MobiNil).

c) Non-voice revenues

Revenues from non-voice services grew 26.2% over reported H1 2002 to €978 million, 12.3% of Group recurring network revenues.

In the UK, 15.4% of recurring network revenues came from non-voice services in H1 2003 (13.9% in H1 2002).

In France non-voice revenues[3] were 11.0% in H1 2003, up from 8.6% in H1 2002. Belgium, Switzerland, Denmark and the Netherlands non-voice revenues were all over 10% of their respective recurring network revenues and are continuing to grow strongly.

2. Operating Income Before Depreciation and Amortisation[1][2][4]

Group Operating Income Before Depreciation and Amortisation grew 41.8% on reported H1 2002 to €3.3 billion, representing an operating margin on total revenues of 37.9% (28.6% in H1 2002). This reflects very strong margin growth in Orange's main markets and a 104% growth in Operating Income Before Depreciation and Amortisation from the Rest of World operations.

For the first time, all Orange controlled subsidiaries have generated a positive Operating Income Before Depreciation and Amortisation.

Orange France Operating Income Before Depreciation and Amortisation was up 32.3% to €1,735 million. This represented an operating margin of 45.6% in H1 2003, up from 36.1% in H1 2002.

Orange UK Operating Income Before Depreciation and Amortisation grew 17.9% on reported H1 2002 to €1,008 million. At a constant exchange rate, Orange UK Operating Income Before Depreciation and Amortisation rose 29.9% on pro forma H1 2002. Orange UK's operating margin increased from 29.8% in H1 2002 to 35.3% in H1 2003.

Orange's operations in the **Rest of World** continued to grow strongly with every one of its controlled operations contributing positive Operating Income Before Depreciation and Amortisation. In total, Operating Income Before Depreciation and Amortisation for the Rest of World operations was €680 million in H1 2003, a two-fold increase on reported H1 2002 and a 73.9% increase on pro forma H1 2002. The collective operating margin for all of the Rest of World operations was 33.7% in H1 2003 compared to a reported 20.7% and a pro forma 23.1% in H1 2002.

Belgium, Romania, Egypt and Slovakia achieved an operating margin on total revenues of 43.3%. Orange Switzerland's Operating Income Before Depreciation and Amortisation grew by more than three times during the period to €80 million in H1 2003. Orange Netherlands contributed positive Operating Income Before Depreciation and Amortisation for the first time, at €29 million, up from negative €14 million in H1 2002, driven by a successful restructuring and rebranding process. Orange Denmark continued to make strong progress, contributing a positive Operating Income Before Depreciation and Amortisation of €14 million.

Operating Income Before Depreciation and Amortisation of shared group functions decreased by €41 million from H1 2002 to €155 million in H1 2003.

3. Operating Income[(1)]

Group operating income increased 67.6% on reported H1 2002 to €2.1 billion, representing a margin on total revenues of 24.2%. **Orange France** operating income was €1,388 million in H1 2003, a 40.2% increase over H1 2002, and **Orange UK** operating income reached €606 million, up 27.0% on reported H1 2002. Operating income for all of the **Rest of World** operations was €263 million compared to a pro forma operating income of €15 million in H1 2002.

Operating cost of shared group functions decreased by €29 million from €(200) million reported H1 2002 to €(171) million in H1 2003.

4. Capital Expenditure (excluding licences)[(6)]

Capital expenditure (excluding licences) for the Group decreased to €926 million in the first half of the year (reported H1 2002 of €1,433 million and pro forma H1 2002 of €1,392 million).

In **France**, capital expenditure was down 10% on H1 2002 to €291 million, while in the **UK**, capital expenditure declined 30% to €361 million versus pro forma in H1 2002. In the **Rest of World**, capital expenditure was €274 million (reported H1 2002 of €540 million and pro forma H1 2002 of €553 million), primarily due to the completion of the roll out projects in Switzerland and the Netherlands and the closure of our operations in Sweden.

5. Annual average revenues Per User ("ARPU")[7]

The previous positive trends in average revenues per user have continued, with growth in both voice and non-voice revenues per user.

Orange France overall annual ARPU has stabilised at €376 in H1 2003 vs €375 in Q1 2003 on a 12 months rolling basis, suggesting that ARPU decline has bottomed out, and this in spite of the termination rate cut of 15% on 1 January 2003. This ARPU stabilisation was achieved through the combination of increased usage which partially offset the decline in tariffs and a focus on quality customers (see paragraph 6 for more details). For the twelve months ended June 2003, France contract ARPU was €548 (€573 at H1 2002) and prepay ARPU was €163 (€166 at H1 2002). Furthermore, Orange France revenues from non-voice services[3] accounted for 11% of recurring network revenues in H1 2003. Voice only ARPU was €338 for the twelve months ended June 2003, a 4% decline on H1 2002.

Orange UK overall annual ARPU[8] increased by 6.8% on H1 2002 to £267. Within this, contract ARPU[8] increased 3.8% over H1 2002, to £568, while prepay ARPU increased 3.3% to £126. For the six months to end June 2003, Orange UK non-voice revenues accounted for 15.4% of UK recurring network revenues vs 13.9% in H1 2002. For the twelve months to end June 2003, voice ARPU was £227, an increase of 4.6% over the twelve months to H1 2002.

6. Customers[1][2][10]

Orange Group increased its total controlled customer base by 1.3 million in H1 2003 to 45.6 million at 30 June 2003, 10.2% above reported H1 2002 closing base of 41.4 million and 6.3% above pro forma H1 2002 closing base of 42.9 million. Rest of World accounted for 92% of the customer growth in the first half of this year.

Orange France[9][10] added 152k net new customers in H1 2003, taking its registered customer base to 19.4 million, of which 18.9 million (97.4%) are active under the "Autorité de Régulation des Télécommunications" ("ART") definition. Of the growth in the first half, there were 280k net new contract customers, and a reduction of 128k in the prepay base as inactivity levels increased.

Orange France has therefore improved its customer mix with 11.0 million registered contract customers at June 30, 57% of the total base (54% at the end of H1 2002), and 8.4 million prepay customers.

Orange UK saw its customer base reduced by 54k in H1 2003, with an active customer base of 13.3 million at the end of June. As with Orange France, there was a successful focus on the quality of the customer mix, with 60k net growth on contract tariffs and a reduction of 114k on prepay.

The UK contract customer base ended the first half of the year at 4.3 million, 32% of the total base (31% at the end of H1 2002), with 9.0 million prepay customers.

Orange Rest of World operations reflect strong underlying growth in new customers. The combined Rest of World operations added a total of 1.5 million net new customers in the twelve months to end June 2003, an increase of 13.3% on pro forma twelve months to H1 2002 (to include MobiNil). This takes the Rest of World customer base to 13.0 million at the end of June this year.

7. TOP – Total Operating Performance

Orange is on track to meet its target of €14 billion of cumulative operating free cash flow(15) in the 2003-2005 period. During the first half of this year, the initiatives from the TOP programme delivered ahead of expectations and have already contributed to significant increases in operating free cash flow.

On the IT side, Orange completed a thorough assessment of existing hardware, software and software development costs. From this, quick wins on approximately 500 projects were identified, totalling potential savings of approximately €150 million for 2003.

All of Orange's operations have implemented systems with a view to reduce trade receivable days outstanding by at least five days. This, on its own, should liberate savings of approximately €200 million in 2003.

With regards to corporate spend, Orange had, at the end of June, saved €15 million with more savings to come in H2 2003.

8. Strategy and outlook

In June, Orange unveiled its new Group strategy - building financial growth through a focus on customer intimacy and needs based customer segmentation, capitalising on its intelligent network, developing key industry alliances, and implementing a new Group structure to fully utilise the power of the Orange Group and deliver seamless services to its customers across the world.

The new management team finalised the new Group structure in Q2 2003, enabling the Group to work more effectively and function as one business. This enables Orange to strengthen and grow the business, taking full competitive advantage of the size and international scale of the Group and truly focus on the customer.

Today Orange reiterates its guidance for the full year 2003:

- Revenues are on track to meet guidance of 5% growth in 2003 on last year's reported total revenue figures
- The H2 2003 Group Operating Income Before Depreciation and Amortisation is forecast to be lower than in H1 2003, given second-half seasonality with an increased rate of investment in the customer base. Group Operating Income Before Depreciation and Amortisation is therefore still expected to be at least €6.2 billion
- Despite the expected ramp up in the second half of 2003, capital expenditure guidance of €2.6 billion in 2003 has been revised down to €2.4 billion, mainly due to deferred spend. However, total capital expenditure across the Group is still expected to amount to €7 to 8 billion for 2003-2005.

For further information, please contact the Orange Media Centre
+ 44 (0) 20 7984 2000

Selected information for the six months ended 30 June 2003 and 2002

	Six months ended 30 June (millions of €)		
	2003	**2002[1]** Reported	**2002[1][2]** pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)	(unaudited)	(unaudited)
Total revenues			
Orange France	3,806	3,636	3,636
Orange UK	2,852	2,870	2,604
Rest of World	2,043	1,626	1,710
Inter segment eliminations	(86)	(73)	(73)
Total	**8,615**	**8,059**	**7,877**

Note: MobiNil's total revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) total revenues in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)		
	2003	**2002[1]** Reported	**2002[1][2]** pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)	(unaudited)	(unaudited)
Network revenues			
Orange France	3,542	3,371	3,371
Orange UK	2,590	2,587	2,347
Rest of World	1,851	1,454	1,534
Inter segment eliminations	(57)	(41)	(41)
Total	**7,926**	**7,371**	**7,211**

Note: MobiNil's network revenues are proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) network revenues in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)		
	2003	**2002[1]** Reported	**2002[1][2]** pro forma (incl. MobiNil) & assuming constant exchange rates
	(unaudited)	(unaudited)	(unaudited)

Operating Income Before Depreciation and Amortisation			
Orange France	1,735	1,311	1,311
Orange UK	1,008	855	776
Rest of World	680	334	391
Shared group functions	(155)	(196)	(190)
Total	**3,268**	**2,304**	**2,288**

Note: MobiNil's Operating Income Before Depreciation and Amortisation is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) Operating Income Before Depreciation and Amortisation in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)		
	2003	**2002**[(1)] Reported	**2002**[(1)(2)] pro forma (incl. MobiNil) & assuming constant exchange rates
Operating Income	(unaudited)	(unaudited)	(unaudited)
Orange France	1,388	990	990
Orange UK	606	477	432
Rest of World	263	(22)	15
Shared group functions	(171)	(200)	(192)
Total	**2,086**	**1,245**	**1,245**

Note: MobiNil's Operating Income is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) Operating Income in H1 2003, and on a pro forma basis in H1 2002.

	Six months ended 30 June (millions of €)		
	2003	**2002**[(1)] Reported	**2002**[(1)(2)] pro forma (incl. MobiNil) & assuming constant exchange rates
Capital expenditure (excluding licences)	(unaudited)	(unaudited)	(unaudited)
Orange France	291	325	325
Orange UK	361	568	514
Rest of World	274	540	553
Total	**926**	**1,433**	**1,392**

Note: MobiNil's capital expenditure is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) capital expenditure in H1 2003, and on a pro forma basis in H1 2002.

As at 30 June

Customer base	2003 (unaudited)	*(in thousands)* 2002[1] Reported (unaudited)	2002[1][2] pro forma (incl. MobiNil) (unaudited)
Orange France	19,368	18,625	18,625
Orange UK	13,258	12,802	12,802
Rest of World	12,994	9,971	11,473
Total	**45,620**	**41,398**	**42,900**

Note: MobiNil's customer base is proportionately consolidated (71.25%) into Rest of World's (and hence also Orange Group's) customer base in H1 2003 and on a pro forma basis in H1 2002.

Selected information for the six months ended 30 June 2003 and 2002

Key business indicators for France, the UK and our other principal subsidiaries are set out below. ARPU numbers are stated on a rolling 12-month[7] basis.

	Six months ended 30 June	
	2003 (unaudited)	2002[1][2] pro forma assuming constant exchange rates (unaudited)
France[9]		
Customers (in thousands) (period end)[10]	19,368	18,625
Contract	10,963	9,977
Prepay	8,405	8,648
Recurring network revenues (€ in millions)	3,542	3,371
Equipment and other revenues (€ in millions)	264	265
Total revenues (€ in millions)	3,806	3,636
Operating Income Before Depreciation and Amortisation (€ in millions)	1,735	1,311
Operating Income (€ in millions)	1,388	990
Capital expenditure (excluding licences) (€ in millions)[6]	291	325
Annual average revenue per user (€)[7]	376	382
Contract	548	573
Prepay	163	166
UK		
Customers (in thousands) (period end)	13,258	12,802
Contract	4,298	3,972
Prepay	8,960	8,830
Recurring network revenues (€ in millions)	2,590	2,347
Equipment and other revenues (€ in millions)	262	257
Total revenues (€ in millions)	2,852	2,604
Operating Income Before Depreciation and Amortisation (€ in millions)	1,008	776
Operating Income (€ in millions)	606	432
Capital expenditure (excluding licences) (€ in millions)	361	514

Annual average revenue per user (£)[8]	267	250
Contract	568	547
Prepay	126	122

Selected information for the six months ended 30 June 2003 and 2002

	Six months ended 30 June	
	2003[1]	***2002[1][2]***
	(unaudited)	pro forma (incl. MobiNil) & assuming constant exchange rates[16]
Rest of World data		
Belgium – Mobistar		
Customers (in thousands) (period end)[11]	2,418	2,611
Total revenues (€ in millions)	547	478
Operating Income Before Depreciation and Amortisation (€ in millions)	204	143
Annual average revenue per user (€)	409	393
Capital expenditure[6] (€ in millions)	53	81
Denmark – Orange		
Customers (in thousands) (period end)[12]	546	585
Total revenues (€ in millions)	127	109
Operating Income Before Depreciation and Amortisation (€ in millions)	14	2
Annual average revenue per user (€)	370	290
Capital expenditure[6] (€ in millions)	19	37
Egypt – MobiNil (at 71.25%)		
Customers[1][2] (in thousands) (period end)	1,826	1,502
Total revenues[1][2] (€ in millions)	177	141
Operating Income Before Depreciation and Amortisation[1][2] (€ in millions)	92	73
Annual average revenue per user (€)	232	277
Capital expenditure[1][2] 6) (€ in millions)	20	29
The Netherlands – Orange		
Customers (in thousands) (period end)	1,057	1,146
Total revenues (€ in millions)	219	191
Operating Income Before Depreciation and Amortisation (€ in millions)	29	(14)
Annual average revenue per user (€)	379	297
Capital expenditure[6] (€ in millions)	22	64
Romania – Orange		
Customers (in thousands) (period end) [10]	2,590	1,857
Total revenues (€ in millions)	206	154
Operating Income Before Depreciation and Amortisation (€ in millions)	108	73

Annual average revenue per user (€)	177	239
Capital expenditure[6] (€ in millions)	32	30

	Six months ended 30 June	
	2003[1] (unaudited)	2002[1][2] pro forma (incl. MobiNil) & assuming constant exchange rates[16]
Rest of World data (cont'd)		
Slovakia – Orange		
Customers (in thousands) (period end)	1,852	1,536
Total revenues (€ in millions)	185	151
Operating Income Before Depreciation and Amortisation (€ in millions)	79	58
Annual average revenue per user (€)	196	211
Capital expenditure[6] (€ in millions)	18	38
Switzerland – Orange		
Customers (in thousands) (period end)[13]	1,003	988
Total revenues (€ in millions)	384	318
Operating Income Before Depreciation and Amortisation (€ in millions)	80	22
Annual average revenue per user (€)	710	666
Capital expenditure[6] (€ in millions)	49	161
Other Rest of World		
Customers (in thousands) (period end)	1,702	1,248
Total revenues (€ in millions)	198	168
Operating Income Before Depreciation and Amortisation (€ in millions)	74	34
Capital expenditure[6] (€ in millions)	61	113
Total Rest of World		
Customers (in thousands) (period end)[14]	12,994	11,473
Total revenues (€ in millions) [17]	2,043	1,710
Operating Income Before Depreciation and Amortisation (€ in millions)	680	391
Operating Income (€ in millions)	263	15
Capital expenditure[6] (€ in millions) [18]	274	553

Notes

(1) Basis of preparation:

With effect from 1 July 2002, 71.25% of MobiNil's financial and operating data are proportionally consolidated into Rest of World and Orange Group.

(2) Pro forma information:

For illustrative purposes, in order to permit a more meaningful comparison against our performance in H1 2003, pro forma H1 2002 financial and operating data is presented;

- as if MobiNil had been part of Rest of World and Orange Group over the period 1 January 2002 to 30 June 2002; and

- after having restated H1 2002 financial data using constant foreign exchange rates (i.e. using the same foreign exchange rates as in H1 2003) in order to exclude the impact of fluctuations in foreign exchange rates on underlying performance.

(3) Non-voice revenues are not directly derived from the financial statements of Orange France. They are measured by multiplying: - the number of minutes, bytes or SMS for non-voice services delivered through the network of Orange France (such quantitative information is available for each category of non-voice services rendered by Orange); by the estimated average selling price per minute, per byte or per SMS determined by Orange France for each category of non-voice service

(4) Operating income before depreciation and amortisation is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. It should not be considered as an alternative indicator of our operating performance to operating income or income for the year. Similarly, it should not be considered as an alternative measure of liquidity to cash flows from operating activities. Operating income before depreciation and amortisation is not meant to be predictive of potential future results.

(5) Operating margin = Operating Income Before Depreciation and Amortisation calculated as a percentage of total revenues (previously as a percentage of network revenues).

(6) Capital expenditure is presented as tangible and intangible fixed asset additions (excluding finance leases) excluding UMTS and GSM licences.

(7) Annual average revenue per user ("ARPU") is calculated by dividing network revenues for the previous 12 months by the weighted average number of our customers during the same period. Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The weighted average number of our customers during a period is the average of the monthly average customer bases for the period. The monthly average customer base is calculated as the sum of the opening and closing customer bases for the month divided by two. ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France's mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

(8) Prior to 1 October 2002, incoming call revenues arising from customers who have left Orange UK and transferred to one of the other UK networks, but who have kept their Orange numbers (Mobile Number Portability or "MNP"), were included in the calculation of Orange UK's overall and contract ARPUs. With effect from 1 October 2002, these revenues have been excluded from the calculation of Orange UK's recurring network revenues, and hence also from the overall and contract ARPUs.

(9) Orange France includes mainland France, Orange Caraïbe and Orange

Réunion. In H1 2003 Orange Caraïbe included 2k customers for St. Pierre and Miquelon not previously reported.

(10) Orange reports customers on an active basis other than in France and Romania, which are on a registered basis.

(11) Mobistar's customer numbers as reported by Orange differ from those reported by Mobistar as follows:

At the end of H1 2002, Mobistar's reported customer base included a number of inactive prepay customers and suspended contract customers. Mobistar's H1 2003 customer base excludes inactive prepay customers and suspended contract customers. On a like for like basis, excluding inactive prepay customers and suspended contract customers, Mobistar's H1 2002 customer base would have been 2,170k customers and year on year growth would be 11.4%.

(12) Denmark's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Denmark's H1 2002 customer base is estimated to have been 504k customers and year on year growth on a like for like basis is estimated at 8.4%.

(13) Switzerland's customer base was reported on an active basis for the first time at the end of 2002. On an active basis; Switzerland's H1 2002 customer base is estimated to have been 875k customers and year on year growth on a like for like basis is estimated at 14.6%.

(14) Includes all of the customers of our controlled wirefree operations outside France and the United Kingdom. Customers of companies in which we have a minority interest, such as TA Orange, and customers from our service provider subsidiaries, are not included.

(15) Operating free cash flow is defined as operating income before depreciation and amortisation minus capex (excluding licences).

(16) Pro forma data for Rest of World other than ARPU, which are shown at reported exchange rates and hence include the impact of fluctuations in foreign exchange rates.

(17) Rest of World total revenues in H1 2003 include €27 million in respect of Shared Group Functions (H1 2002 reported €16 million, H1 2002 pro forma €15 million).

(18) Rest of World capital expenditure (excluding licences) in H1 2003 includes €27 million in respect of Shared Group Functions (H1 2002 reported and pro forma €22 million).

This press release contains "forward-looking statements" about Orange. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about new and existing programs, technology and market conditions. Although Orange believes its expectations are based on reasonable assumptions, these forward looking statements are subject to numerous risks and uncertainties. These statements may not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in these forward looking statements include, among other things, the success of the announcement of its strategic review programme (TOP), Orange's other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, wirefree telecommunications usage levels, the effect and outcome of UMTS licensing, roll-out and performance, exchange rate fluctuation and market regulatory factors. The forward-looking statements in this press release are only valid until the date of this document and Orange does not undertake to update any forward looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is not an offer to sell securities or the solicitation of an offer to buy securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.